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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/04 (MM/DD/YY) AND ENDING 07/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Growth Fund Sponsors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Sixteenth Street, Suite 1400
(No. and Street)

Denver,	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy E Taggart 303-626-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton Collins Mitchell LLP
(Name – *if individual, state last, first, middle name*)

303 East 17th Avenue, Suite 600	Denver	CO	80203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E. Taggart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Growth Fund Sponsors, Inc., as of July 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title


CHERYL ANN LACANTE
NOTARY

Notary Public My Commission Expires 9/10/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN GROWTH FUND SPONSORS, INC.
(wholly owned by AGF Holdings, Inc.)

(SEC I.D. No. 8-6805)

Statement of Financial Condition
as of July 31, 2005

Filed in accordance with
Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.


ACM
Anton Collins Mitchell LLP

Independent Auditor's Report

Board of Directors
American Growth Fund Sponsors, Inc.

We have audited the accompanying statement of financial condition of American Growth Fund Sponsors, Inc. (wholly owned by AGF Holdings, Inc.) (the Company) as of July 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of American Growth Fund Sponsors, Inc. at July 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Anton Collins Mitchell LLP

Denver, Colorado
October 15, 2005

Accountants & Consultants

17th & Grant Building ◦ 303 East 17th Avenue, Suite 600 ◦ Denver, Colorado 80203
303.830.1120 ◦ Fax 303.830.8130


BDO
SEIDMAN
ALLIANCE

AMERICAN GROWTH FUND SPONSORS, INC.
(wholly owned by AGF Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
JULY 31, 2005

ASSETS

Cash and cash equivalents	$ 120,083
Investment securities, at market value (note 2)	1,442,839
Deposits with clearing organizations	10,093
Commissions receivable (note 5)	231,493
Account receivable - affiliate	6,108
Other assets	6,188
Total assets	$ 1,816,804

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	2,565
Commissions payable	17,373
Account payable – affiliate (note 3)	40,000
Total liabilities	59,938
Commitments and contingencies (note 4)	
Stockholder's equity:	
Common stock, $1 par value; 50,000 shares authorized; 24,500 shares issued and outstanding	24,500
Retained earnings	1,732,366
Total stockholder's equity	1,756,866
Total liabilities and stockholder's equity	$ 1,816,804

See accompanying notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
JULY 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION
The accompanying financial statements include the accounts of American Growth Fund Sponsors, Inc. (the Company), a wholly owned subsidiary of AGF Holdings, Inc. (the Parent). The Company is a Colorado corporation and a registered broker-dealer with the Securities and Exchange Commission (SEC). The primary functions of the Company are to underwrite the shares of American Growth Fund, Inc. (the Fund), a diversified open-end investment company, and to function as a broker-dealer of securities. Significant accounting policies followed by the Company are:

INVESTMENT SECURITIES
Security transactions and related revenue and expense are recorded on a trade date basis. In accordance with financial reporting requirements for broker/dealers, the Company's investment securities are recorded at market value based upon quotes from brokers. Changes in unrealized appreciation or depreciation are included in revenue. Realized gains and losses are computed using the specific identification method.

COMMISSIONS
Commissions and related clearing expenses are recorded on a trade-data basis as securities transactions occur.

INCOME TAXES
The Company and the Parent account for income taxes using the asset and liability method of accounting for income taxes. The Company files consolidated federal and state income tax returns with the Parent. An informal tax sharing agreement currently exists between the Company and the Parent. Under such agreement the tax expense or benefit recorded by the Company, including the tax effects of related assets and liabilities of affiliates, is computed as if the Company filed separate stand-alone tax returns. Such amounts are limited to tax expense or benefit recorded on a consolidated basis for the Parent. Deferred tax receivables or payables are realized from, or paid to, the Parent as related future tax deductions of the Company are utilized in the consolidated income tax return, and are recorded as a receivable from the Parent.

CONCENTRATION OF CREDIT RISK
From time to time the Company had cash balances on deposits with banks in excess of the federally insured limits. The Company believes its risk of loss is limited due to the high credit quality of such bank.

STATEMENT OF CASH FLOWS
For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

2. INVESTMENT SECURITIES
At July 31, 2005 the Company's investment securities consist of a U.S. Treasury Note, having a cost basis of $148,898 and a fair value of $155,246, and marketable equity securities, having an aggregate cost basis of $1,141,691 and a market value of $1,287,593. The U.S. Treasury Note matures in February 2007. During the year ended July 31, 2005, the Company sold marketable equity securities having a cost basis of $52,858 for $56,489, resulting in a realized gain of approximately $3,600.

3. TRANSACTIONS WITH RELATED PARTIES

The Company, the Parent and Investment Research Corporation (IRC), the investment advisor for the Fund, are controlled by the same individual. Certain officers and directors of the Company are also officers and directors of the Fund and IRC. As principal underwriter for the Fund, the Company received gross underwriting commissions of $59,469 for the year ended July 31, 2005. The Company received $15,054 from IRC for distribution services.

The Company shares office space and certain employees with the Fund and IRC. Costs related thereto and certain other costs are allocated among the affiliates on a basis determined by management. For the year ended July 31, 2005, the Company's share of these allocated costs approximates $75,000, of which $40,000 was payable to the affiliate at July 31, 2005.

In fiscal 2004, the Company advanced $200,000 to its sole shareholder and $200,000 to IRC pursuant to the terms of two notes. The notes have no stated maturity date, are unsecured, and bear interest at 6.0%. The Company received $2,613 in interest income related to these advances during the year ended July 31, 2005. During fiscal 2005, the notes were repaid with marketable equity securities having a fair value of $200,000 and cash of $200,000.

During fiscal 2005, the company received $65,127 from a related party for management services provided.

4. MINIMUM NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company, as a registered securities broker/dealer, is required to maintain a minimum net capital of the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as defined in such rule. At July 31, 2005, the Company had net capital of $1,287,662 which was $1,037,662 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at July 31, 2005 was .05 to 1.

5. COMMISSIONS RECEIVABLE

Commissions paid to broker/dealers through deferred sales charges, for the sale of Fund shares, are recorded as commissions receivable. The Company receives from the Fund a monthly distribution fee based on the Fund's daily net assets. Commissions receivable are recovered through the receipt of the distribution fee and redemption charges, if any, related to Fund shares subject to contingent deferred sales charges.

6. INCOME TAXES

During the year ended July 31, 2005, no income tax expense or benefit was allocated to the Company. At July 31, 2005, the Company has an allocated net operating loss carry forward of approximately $270,000 which expires through 2024. The net operating loss carry forward gives rise to a deferred tax asset of $92,000. The Company also has a deferred tax liability of approximately $52,000 arising from the unrealized appreciation of its investment securities. The Company has provided a 100% valuation allowance against the net deferred tax asset as management cannot determine that it is more likely than not that the Company will be able to realize the benefit of this asset.

Independent Auditors' Report on Internal Control

Board of Directors
American Growth Fund Sponsors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Growth Fund Sponsors, Inc. (wholly owned by AGF Holdings, Inc.) (the Company) for the year ended July 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anton Collins Mitchell LLP

Denver, Colorado
October 15, 2005

DESIGNATION OF ACCOUNTANT

(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: American Growth Fund Sponsors, Inc.

Address: 110 Sixteenth Street, Suite 1400, Denver, CO 80202

Telephone: 303-626-0631

SEC Registration Number: 8-6805

NASD Registration Number: 37

(ii) Accounting Firm

Name: Anton Collins Mitchell, LLP

Address: 303 East 17th Ave, Suite 600, Denver, CO 80203

Telephone: 303-830-1120

Accountant's State Registration Number: 010724563

(iii) Audit date covered by the Agreement:

(Month) 07 (Day) 31 (Year) 2005

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(x) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: Timothy Taggart

(By Firm's FINOP or President)

Title: Executive Vice President Date: